  As Filed With the Securities and Exchange Commission on September 22, 1999;
                                                      Registration No. 333-83191
--------------------------------------------------------------------------------

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

--------------------------------------------------------------------------------

                                POST-EFFECTIVE
                                AMENDMENT NO. 1
                                      TO
                                   FORM S-4
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933

--------------------------------------------------------------------------------

                           PREMIER BANCSHARES, INC.
            ------------------------------------------------------
            (Exact name of registrant as specified in its charter)

            Georgia                                            6025                                       58-1793778
-------------------------------                    ----------------------------              -------------------------------------
(State or other jurisdiction of                    (Primary Standard Industrial              (I.R.S. Employer Identification No.)
        incorporation)                                Classification Code No.)

                                                        2180 Atlanta Plaza
                                                     950 East Paces Ferry Road
                                                      Atlanta, Georgia 30326
                                                          (404) 814-3090

       (Address, including ZIP Code, and telephone number, including area code, of registrant's principal executive offices)

                                                        Darrell D. Pittard
                                                     Premier Bancshares, Inc.
                                                        2180 Atlanta Plaza
                                                     950 East Paces Ferry Road
                                                      Atlanta, Georgia 30326
                                                          (404) 814-3090

               (Name, address, including ZIP Code, and telephone number, including area code, of agent for service)
 ----------------------------------------------------------------------------------------------------------------------
                                                            Copies to:

     Steven S. Dunlevie, Esq.                                             Kathryn L. Knudson, Esq.
     Richard T. Hills, Esq.                                               Katherine M. Koops, Esq.
     Womble Carlyle Sandridge & Rice, PLLC                                Powell, Goldstein, Frazer & Murphy LLP
     One Atlantic Center                                                  16th Floor
     1201 West Peachtree Street                                           191 Peachtree Street, N.E.
     Atlanta, Georgia  30309                                              Atlanta, Georgia  30303
     (404) 872-7000                                                       (404) 572-6600
----------------------------------------------------------------------------------------------------------------------

Approximate date of commencement of the proposed sale of the securities to the public: As soon as practicable after this Registration Statement becomes effective.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. [ ]

If this Form is being filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, as amended, check the following box and list the Securities Act Registration Statement number of the earlier effective Registration Statement for the same offering.[ ]

If this Form is a post effective amendment filed pursuant to Rule 462(d) under the Securities Act of 1933, check the following box and list the Securities Act Registration Statement number of the earlier effective Registration Statement for the same offering.[ ]

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

                                 BANK ATLANTA
                              1221 Clairmont Road
                            Decatur, Georgia  30030
                                (404) 320-3300
                              FAX (404) 320-1508


                              September __, 1999


Dear Fellow Shareholder:


Enclosed is a Supplement to the Proxy Statement/Prospectus dated August 12, 1999 for the proposed merger of Premier Bancshares, Inc., PMB Acquisition Corp. II and Bank Atlanta. Due to a change in the terms of the merger, a new vote of the shareholders is required. The merger will require the affirmative vote of two-thirds of the outstanding shares (not two-thirds of those voting). Every vote is very important. Please, right now, upon receipt, review the materials and vote on the merger by returning the enclosed blue proxy sheet.

Your Board of Directors supports this merger.

If you have any questions, you may reach any Director of Bank Atlanta by calling Bank Atlanta at 404-320-3300 and asking Marsleete Shields to have your call returned.

PLEASE DO NOT THROW YOUR PROXY AWAY.  VOTE IT.

                              Cordially,

                              /s/ William Zachary, Jr.
                              ------------------------
                              William Zachary, Jr.
                              Chairman of the Board

                                  SUPPLEMENT

                           DATED SEPTEMBER __, 1999

                         TO PROXY STATEMENT/PROSPECTUS
                             DATED AUGUST 12, 1999


--------------------------------------------------------------------------------

This Supplement presents updated information regarding the acquisition of Bank Atlanta by Premier Bancshares, Inc. Because we have recently changed the terms of the transaction as described below, we are resoliciting your proxy and have adjourned the Bank Atlanta shareholders' meeting to October 26, 1999 at 4:00 p.m. local time at Bank Atlanta's main office, 1221 Clairmont Road, Decatur, Georgia. Please note that if you previously signed and mailed to Bank Atlanta the proxy sheet that was sent to you with the August 12, 1999 proxy statement/prospectus, that proxy will not be voted at the October 26, 1999
                                      ---
shareholders' meeting. For your vote to properly be counted, you must either vote in person at the meeting or sign, date and return the blue proxy sheet included with this Supplement.

--------------------------------------------------------------------------------

     On September 14, 1999, Premier Bancshares, Inc., PMB Acquisition Corp. II and Bank Atlanta entered into a First Amendment to the Agreement and Plan of Reorganization, originally dated May 20, 1999. Before this amendment, the agreement provided that, as a result of Premier's acquisition of Bank Atlanta, you would have received 1.25 shares of Premier common stock for each share of Bank Atlanta common stock you own, subject to possible adjustment. We previously sent you a proxy statement/prospectus dated August 12, 1999 that provided detailed information about Premier, Bank Atlanta and the terms of the acquisition. In that proxy statement/prospectus, Bank Atlanta's Board of Directors requested proxies in connection with a special meeting of shareholders that was originally scheduled for September 14, 1999, at 4:00 p.m., at Bank Atlanta's main office.

     As a result of the amendment, the revised merger agreement now provides that you will receive 1.4375 shares of Premier common stock for each share of Bank Atlanta common stock you own. The amended exchange ratio is not subject to adjustment. The amendment is attached to this Supplement as Appendix A.
                                                            ----------

     This Supplement describes the amendment and the reasons for it. It also provides an updated opinion from The Carson Medlin Company and related discussion confirming that in its opinion, the amended terms of the merger remain fair to the Bank Atlanta shareholders. Finally, this Supplement provides updated per share information for the Premier and Bank Atlanta common stock, as well as updated financial information for both Bank Atlanta and Premier.

     You are cordially invited to attend the shareholders' meeting, as adjourned, on October 26, 1999, in person. However, whether or not you plan to attend, we urge you to sign, date and return the enclosed blue proxy sheet as promptly as possible. You may revoke this proxy by delivering to the Secretary
                                      ----
of Bank Atlanta a written revocation or a duly executed proxy sheet bearing a later date or by electing to vote in person at the meeting. Again, please be aware that any proxy you delivered before you received this Supplement will not be counted and that to vote on the merger, as amended, you must either vote in person at the meeting or sign, date and return the blue proxy sheet included with this Supplement.

     This Supplement is not complete without reference to the proxy statement/prospectus dated August 12, 1999, which provides detailed information concerning the merger of Bank Atlanta and Premier, and reference to the documents filed by Premier with the SEC since August 12, 1999, including Premier's Quarterly Report on Form 10-Q for the quarter ended June 30, 1999.

     Please give all of this information your careful attention.



This Supplement was mailed to shareholders of Bank Atlanta on September __, 1999.

                               TABLE OF CONTENTS



Amendment to the Agreement..........................................................................   1
Background of, and Reasons For, the Amendment.......................................................   1
Opinion of Financial Advisor........................................................................   4
Recent Market Prices................................................................................  11
Dividends...........................................................................................  11
Updated Pro Forma Financial Share Data..............................................................  12
Selected Consolidated Financial Data................................................................  13
Bank Atlanta Shareholders' Meeting..................................................................  14
Vote Requred to Approve the Merger..................................................................  14
Recommendation of the Bank Atlanta Board of Directors...............................................  14
Bank Atlanta Management's Discussion And Analysis Of Financial Condition and Results of Operations..  15

Bank Atlanta Unaudited Financial Statements  June 30, 1999.......................................... F-1

Appendix A: First Amendment to Agreement and Plan of Reorganization
by and between Premier Bancshares, Inc., PMB Acquisition Corp. II and Bank Atlanta.................................................................................... A-1

Appendix B: Opinion of The Carson Medlin Company.................................................... B-1

Amendment to the Agreement

     On September 14, 1999, Premier Bancshares, Inc., PMB Acquisition Corp. II and Bank Atlanta entered into a First Amendment to Agreement and Plan of Reorganization, originally dated May 20, 1999. As a result of this amendment, at the effective time of the merger, Bank Atlanta will merge with and into PMB, which is a wholly owned subsidiary of Premier. Bank Atlanta will be the surviving bank in the merger, and Bank Atlanta will become a wholly-owned subsidiary of Premier. The following chart shows the provisions and effect of the amendment:

                 Before the Amendment                                       After the Amendment
                 --------------------                                       -------------------

Bank Atlanta shareholders would receive 1.25 shares of       Bank Atlanta shareholders will receive 1.4375 shares of
Premier common stock in the merger, subject to               Premier common stock for each share of Bank Atlanta
adjustment as described below, for each share of Bank        stock they own.
Atlanta common stock they own.

The number of shares of Premier common stock that Bank       The number of shares of Premier common stock that Bank
Atlanta shareholders would receive in the merger             Atlanta shareholders will receive in the merger cannot
would be adjusted if the average closing price of the        be adjusted.
Premier common stock during a specified period were
less than $16.60 per share.

Either Premier or Bank Atlanta could terminate the           Neither Premier nor Bank Atlanta may terminate the
merger if the average closing price of the Premier           merger based on a decline in the market price of the
common stock during a specified period fell below            Premier common stock.
$14.525 per share.


     Please note that the average closing price of the Premier common stock, as defined in the agreement, never dropped below $16.60 during the specified period. You should also be aware that the actual market value of a share of Premier common stock at and after the effective time of the merger may be more or less than the value of the shares as of the date of this Supplement or the date of the Bank Atlanta shareholders' meeting, as adjourned. We urge you to obtain information on the market value of Premier common stock that is more recent than that provided by the proxy statement/prospectus or this Supplement.

     No fractional shares of Premier common stock will be issued in the merger. Premier will pay cash to holders of Bank Atlanta common stock who are otherwise entitled to a fractional share of Premier common stock. The amount of cash will be determined by multiplying the fractional part of the share of Premier common stock by the closing price of Premier common stock on the last trading day before the effective time of the merger.

Background of, and Reasons For, the Amendment

     On August 12, 1999, Bank Atlanta distributed to its shareholders a proxy statement/ prospectus in which its Board of Directors solicited the support of the shareholders for a contemplated acquisition of Bank Atlanta by Premier. On August 13, 1999, Bank Atlanta's counsel was informed that one of Bank Atlanta's directors, Albert Ashkouti, objected to the terms of the acquisition and did not intend to vote in favor of the transaction. The following discussion describes the basis of Mr. Ashkouti's objections, the Board's response, and the actions taken by Premier and Bank Atlanta to address Mr. Ashkouti's concerns.

     On June 21, 1999, Premier issued a press release indicating that it would not meet consensus earnings expectations for the second quarter of 1999 and indicated that the consensus estimate for fiscal 1999 was optimistic. Premier indicated that its second quarter earnings per share would be in the range of $0.14 to $0.16. The release indicated that the second quarter shortfall was due to earnings pressure on Premier's mortgage banking subsidiary, a lower than expected profitability in commercial banking activities and certain non-recurring expenses. Subsequent to the press release, Premier's stock price dropped 12.6% to $17.375 on June 21, 1999 and dropped to a low of $15.375 during the period between June 21, 1999 and August 19, 1999.

     On July 9, 1999, Premier issued its second quarter earnings release and reported earnings of $0.15 per share, compared to $0.25 per share for the same quarter in 1998. The decline in earnings was attributed to the same reasons outlined in the June 21, 1999 press release.

     On July 15, 1999, counsel to Bank Atlanta sent a letter to Premier requesting additional information regarding the basis for the earnings decline. It specifically inquired as to whether there was any basis to believe that there had been a material adverse change in Premier's business or financial condition that would result in a "material adverse effect" (as defined in the merger agreement) on Premier's ability to conduct its business and that could constitute a basis for terminating the transaction. On July 16, 1999, counsel for Premier stated that it did not believe that the revised earnings estimate or actual second quarter earnings had occasioned a material adverse effect on Premier that would allow Bank Atlanta to terminate the transaction.

     On July 28, 1999, BB&T Corporation announced its proposed acquisition of Premier. The press release stated that, if approved, Premier shareholders would receive BB&T common stock representing a value of $18.43 per Premier share based on BB&T's closing price of $35.75 on July 27, 1999. The value to be received by each shareholder is based upon a fixed exchange ratio of 0.5155 BB&T share for each Premier share.

     At a Bank Atlanta board meeting on August 11, 1999, Mr. Ashkouti stated that based on the decrease in Premier's actual and projected earnings described above, he no longer believed that the merger was fair to the Bank Atlanta shareholders and that he would not vote in favor of the transaction. The Board discussed the issue, noting the provisions and conclusions set forth in Carson Medlin's August 9, 1999 fairness opinion and that the Premier common stock, which closed at $17.3125 per share on August 10, 1999, remained above $16.60, which was the average price below which the number of Premier shares to be issued in the merger would be adjusted to compensate for a decrease in the Premier stock price. Thereafter, the Board scheduled a meeting for August 16, 1999 to further discuss Mr. Ashkouti's concerns.

     On August 16, 1999, the Bank Atlanta Board of Directors met to discuss Mr. Ashkouti's position more fully. Mr. Ashkouti stated that in view of the recent decreases in Premier's stock price and actual and projected earnings, he believed that the merger was no longer fair to the Bank Atlanta shareholders. The Board considered Mr. Ashkouti's points, but the other directors did not agree with his conclusion. They cited the automatic adjustment to the exchange ratio that was included in the merger agreement to protect Bank Atlanta's shareholders against a substantial decrease in the price of the Premier common stock, the potential beneficial effect of the upcoming acquisition of Premier by BB&T, and the relatively limited prospects for Bank Atlanta if it continued to operate as a stand-alone entity. The Board then discussed ratifying the special shareholders' meeting scheduled for September 14, 1999. The Board ratified the date, with Mr. Ashkouti opposing and all of the other directors in favor of convening the meeting and allowing the shareholders to vote on the merger at that time.

     On August 23, 1999, the Bank Atlanta Board of Directors met again to discuss Mr. Ashkouti's position. Mr. Ashkouti again stated that he believed the recent decreases in Premier's stock price and the actual and projected earnings had resulted in a "material adverse effect" on Premier and constituted a basis for terminating the transaction. Mr. Ashkouti made a motion to this effect, but it failed for lack of a second. The Board then discussed ratifying its support of the proposed merger, with Mr. Ashkouti opposing but all other directors voting in favor of supporting the proposed merger. Their ratification was based on the following principal factors:

     .    the August 9, 1999 fairness opinion from Bank Atlanta's financial advisor, The Carson Medlin Company, to the effect that the transaction was fair to the shareholders of Bank Atlanta from a financial point of view;

     .    the subsequent agreement by Premier to be acquired by BB&T Corporation and the terms of that transaction;

     .    the fact that the then current price of Premier common stock, which closed at $17.375 per share on the last trading day before the meeting, was substantially above the adjustment price of $16.60 per share;

     .    the prospects for Bank Atlanta in a stand-alone environment;

     .    the lack of liquidity in the common stock of Bank Atlanta if a transaction were not consummated; and

     .    the serious split on the Board of Directors between Mr. Ashkouti and the remaining members of the Board of Directors.

     On August 30, 1999, Mr. Ashkouti delivered a letter to the president of Bank Atlanta stating that Mr. Ashkouti had changed his decision to support the merger based on the drop in Premier's projected earnings during the 30-day period following the execution of the merger agreement. He reiterated his prior objection to the merger based on this decrease as well as the decrease in Premier's market price, which he stated represented a reduction in the merger consideration to 12-1/2 times Bank Atlanta's earnings and to slightly over twice the book value of the Bank Atlanta common stock. He also objected to any indication in the proxy statement/prospectus that the Board had unanimously recommended the merger.

     Bank Atlanta began to prepare a supplement to the proxy statement/ prospectus that would clarify Mr. Ashkouti's position and present the Board's response to it. The Board proposed to mail the supplement to the Bank Atlanta shareholders prior to the shareholders' meeting scheduled for September 14, 1999, and to provide them with an opportunity to change their vote if they had already delivered a proxy. On September 7, 1999, however, Mr. Ashkouti's counsel delivered a letter to Premier's counsel and Bank Atlanta's counsel urging that Bank Atlanta postpone the shareholders' meeting until the proxy statement/prospectus could be updated to reflect (1) the decreases in Premier's actual and estimated earnings, (2) Mr. Ashkouti's resulting objection to the merger, and (3) Premier's ability to terminate the merger if the holders of more than 10% of the outstanding Bank Atlanta stock voted against the merger and exercised their dissenters' rights of appraisal. His letter also stated his opinion that Carson Medlin's fairness opinion improperly assumed 1999 income of $1.3 million for Bank Atlanta instead of its budgeted income of $1.5 million.

     On September 8 and 9, 1999, Premier's chief executive officer and Bank Atlanta's chairman negotiated the new exchange ratio described above under the heading "Amendment to the Agreement". The parties also agreed that Bank Atlanta would not pay a special dividend to its shareholders before the closing of the merger but would instead undertake to close the merger in time to allow the Bank Atlanta shareholders to receive Premier's third quarter dividend. See "Dividends" below for additional information on this issue. Bank Atlanta also agreed to convene and immediately adjourn its September 14, 1999 shareholders' meeting to October 26, 1999 in order to allow its shareholders to consider the contents of this Supplement and to permit the Board of Directors to re-solicit their proxies on the revised terms of the merger agreement.

     On September 14, 1999, Bank Atlanta convened its shareholders' meeting and adjourned it until October 26, 1999 at 4:00 p.m.

     On September 14, 1999, Premier and Bank Atlanta executed an amendment to the merger agreement setting forth the revised exchange ratio. Bank Atlanta's Board approved the amendment on September 14, 1999.

     On September 14, 1999, in connection with the execution of the amendment, Mr. Ashkouti and his wife, Diane M. Ashkouti, executed and delivered to Premier and Bank Atlanta a written agreement to the effect that they will vote their shares of Bank Atlanta common stock in favor of the merger with Premier on the terms reflected in the merger agreement, as amended. Mr. and Mrs. Ashkouti also delivered to Premier a written agreement to the effect that they will not dispose of any shares of Premier common stock issued to them in the merger for a certain period of time, except in compliance with the federal securities laws.

     The members of Bank Atlanta's Board of Directors, including Mr. Ashkouti, unanimously support the revised terms of the proposed merger with Premier and
-----------
unanimously urge you to vote "FOR" the proposed merger.
-----------

Opinion of Financial Advisor

     Bank Atlanta engaged The Carson Medlin Company on June 17, 1998 to advise Bank Atlanta on potential strategic alternatives to enhance shareholder value and to search for and assist Bank Atlanta in negotiations with parties who might wish to acquire Bank Atlanta and to render its opinion as to the fairness, from a financial point of view, of the aggregate consideration to be received in a resulting transaction. Bank Atlanta selected Carson Medlin as its financial adviser on the basis of Carson Medlin's historical relationship with Bank Atlanta and Carson Medlin's experience and expertise in representing community banks in acquisition transactions. Carson Medlin is an investment banking firm which specializes in the securities of financial institutions located in the southeastern United States. As part of its investment banking activities, Carson Medlin is regularly engaged in the valuation of financial institutions and transactions relating to their securities.

     Carson Medlin issued its original fairness opinion in conjunction with the execution of the merger agreement dated May 20, 1999. That opinion and the subsequent opinion dated August 9, 1999 stated that the consideration provided for in the merger agreement was fair, from a financial point of view to the shareholders of Bank Atlanta. Carson Medlin subsequently issued an opinion dated September 14, 1999 that the consideration provided for under the amendment to the merger agreement was fair, from a financial point of view, to the shareholders of Bank Atlanta.

     The full text of Carson Medlin's written opinion, dated September 14, 1999 is attached as Appendix B to this Supplement. You should read the opinion in
               ----------
its entirety for a full discussion of the procedures followed, assumptions made, matters considered and qualifications and limitations on the review undertaken by Carson Medlin in connection with its opinion. Carson Medlin's opinion is addressed to Bank Atlanta's Board of Directors and is substantially identical to the written opinions delivered to Bank Atlanta's Board dated May 20, 1999 and August 9, 1999. The summary of the opinion of Carson Medlin set forth in this Supplement is qualified in its entirety by reference to the full text of such opinion. Carson Medlin's opinions to Bank Atlanta's Board of Directors rendered in connection with the merger do not constitute a recommendation to any Bank Atlanta shareholder regarding how such shareholder should vote at the special meeting, as adjourned.

     No limitations were imposed by the Board of Directors or management of Bank Atlanta upon Carson Medlin with respect to the investigations made or the procedures followed by Carson Medlin in rendering its opinions.

     The preparation of a financial fairness opinion involves various determinations as to the most appropriate methods of financial analysis and the application of those methods to the particular circumstances and, therefore, is not readily susceptible to partial analysis or summary description. In connection with rendering its opinions, Carson Medlin performed a variety of financial analyses. Carson Medlin believes that its analyses must be considered together as a whole and that selecting portions of such analyses and the facts considered therein, without considering all other factors and analyses, could create an incomplete or inaccurate view of the analyses and the process underlying the rendering of Carson Medlin's opinions. In performing its analyses, Carson Medlin made numerous assumptions with respect to industry performance, business and economic conditions, and other matters, many of which are beyond the control of Premier and Bank Atlanta and which may not be realized. Any estimates contained in Carson Medlin's analyses are not necessarily predictive of future results or values, which may be significantly more or less favorable than such estimates. Estimates of values of companies do not purport to be appraisals or necessarily reflect the prices at which such companies or their securities may actually be sold. Except as described below, none of the analyses performed by Carson Medlin were assigned a greater significance by Carson Medlin than any other.

     Carson Medlin has relied upon, without independent verification, the accuracy and completeness of the information it reviewed for the purpose of rendering its opinions. Carson Medlin did not undertake any independent evaluation or appraisal of the assets and liabilities of Premier or Bank Atlanta, nor was it furnished with any such appraisals. Carson Medlin is not an expert in the evaluation of loan portfolios, including under-performing or non-performing assets, charge-offs or the allowance for loan losses; has not reviewed any individual credit files of Premier or Bank Atlanta; and has assumed that the allowances for each of Premier and Bank Atlanta are in the aggregate adequate to cover such losses. In addition, Carson Medlin is not expert in the evaluation of Year 2000 readiness, compliance, or expense allocations and has assumed that Premier and Bank Atlanta have each taken appropriate steps or actions to properly address this issue. Carson Medlin's opinion is necessarily based on economic, market and other conditions existing on the date of its opinion, and on information as of various earlier dates made available to it. Carson Medlin assumed that the merger will be recorded as a pooling-of-interests under Generally Accepted Accounting Principles.

     In connection with its opinion, dated September 14, 1999, Carson Medlin reviewed:

     .    the merger agreement;

     .    the amendment to the merger agreement;

     . the annual reports to shareholders of Premier including the audited financial statements for the five years ended December 31, 1998;

     . audited financial statements of Bank Atlanta for the five years ended December 31, 1998;

     . unaudited interim financial statements of Premier for the six months ended June 30, 1999;

     . unaudited interim financial statements of Bank Atlanta for the six months ended June 30, 1999;

     . Premier's press releases dated June 21, 1999 and July 9, 1999 relating to Premier's earnings forecast for 1999; and

     . Premier's press release dated July 28, 1999 relating to the potential merger with BB&T Corporation.

     In addition, Carson Medlin:

     . reviewed and discussed with members of management of Premier and Bank Atlanta the historical and current business operations, financial condition and future prospects of their respective companies;

     . reviewed the historical market prices and trading activity for the common stock of Premier and Bank Atlanta and compared them with those of certain publicly traded companies which it deemed to be relevant;

     . compared the results of operations of Premier and Bank Atlanta with those of certain financial institutions which it deemed to be relevant;

     . compared the financial terms of the merger with the financial terms, to the extent publicly available, of certain other recent business combinations of financial institutions;

     .    analyzed the pro forma financial impact of the merger on Premier; and

     . conducted such other studies, analyses, inquiries and examinations as Carson Medlin deemed appropriate.


     The following is a summary of the principal analyses performed by Carson Medlin in connection with its opinion dated September 14, 1999 based on the amended exchange ratio.

     Summary of Proposal. Carson Medlin reviewed the terms of the proposed merger, including the form of consideration, the amended exchange ratio, the closing price of Premier's common stock as of September 13, 1999 (the last trading day prior to the amendment), and the resulting price per share of Bank Atlanta common stock pursuant to the proposed merger. Under the terms of the agreement, as amended, each outstanding share of Bank Atlanta common stock will be converted into 1.4375 shares of Premier common stock resulting in an indicated value of $23.00 per share based on the closing price of Premier's common stock on September 13, 1999 of $16 per share. Carson Medlin calculated that the indicated value represented 209% of stated book value at June 30, 1999,
12.5 times 1999 estimated core earnings, a 17.3% core deposit premium at June 30, 1999 (defined as the aggregate transaction value minus stated book value divided by core deposits) and 21.6% of total assets of Bank Atlanta at June 30, 1999.

     Industry Comparative Analysis. In connection with rendering its opinion, Carson Medlin compared selected operating results of Premier and Bank Atlanta to those of 53 publicly-traded community commercial banks in Alabama, Florida, Georgia, Mississippi, North Carolina, South Carolina, Virginia and West Virginia as contained in the Southeastern Independent Bank Review/TM/, a proprietary research publication prepared by Carson Medlin quarterly since 1991. These comparable financial institutions range in asset size from approximately $142 million to $2.9 billion and in shareholders' equity from approximately $14 million to $349 million. Carson Medlin considers this group of financial institutions more comparable to Premier and Bank Atlanta than larger, more widely traded regional financial institutions. Carson Medlin compared, among other factors, profitability, capitalization, and asset quality of Premier and Bank Atlanta to these financial institutions. Carson Medlin noted that based on results for the three months ended March 31, 1999, which represents the most recent data available from the Southeastern Independent Bank Review/TM/:

     . Premier's and Bank Atlanta's return on average assets was 1.44% and 1.72%, respectively, compared to mean return on average assets of 1.18% for the comparable financial institutions;

     . Premier's and Bank Atlanta's return on average equity was 18.4% and 18.4%, respectively, compared to mean return on average assets of 11.8% for the comparable financial institutions;

     . Premier's and Bank Atlanta's shareholders' equity to total assets was 9.1% and 9.5%, respectively, compared to mean shareholders' equity to total assets of 9.9% for the comparable financial institutions; and

     . Premier's and Bank Atlanta's nonperforming assets (defined as loans 90 days past due, nonaccrual loans and other real estate) to total loans net of unearned income and other real estate at March 31, 1999 was 0.36% and 0.02%, respectively, compared to mean nonperforming assets to total loans net of unearned income and other real estate of 0.94% for the comparable financial institutions.

These comparisons indicated that both Premier's and Bank Atlanta's financial performance was at or above the average for the comparable financial institutions for all of the factors considered.

     Comparable Transaction Analysis. Carson Medlin reviewed certain information relating to 21 selected merger transactions involving commercial banks in southeastern metropolitan areas announced since January 1997. These comparable transactions consisted of the following:

Target                                      Buyer
------                                      -----
Universal National Bancorp, Miami, FL       Totalbank, Miami, FL
Eastern American Bank, Herndon, VA          Resource Bank, Virginia Beach, VA
Indian Rocks State Bank, Largo, FL          FNB Corp, Hermitage, PA
Citizens National B&T, Port Richey, FL      Gulf West Banks, St. Petersburg, FL
Bank of Winter Park, Winter Park, FL        Huntington Bancshares, Columbus OH
Ballston Bancorp, Arlington, VA             Abigail Adams NB, Washington DC
Tysons Financial, McLean, VA                MainStreet Banking, Martinsville, VA
West Coast Bank, Sarasota, FL               FNB Corp, Hermitage PA
Regency Financial, Richmond, VA             MainStreet Banking, Martinsville, VA
Marshall National B&T, Marshall VA          Mercantile Bankshares, Baltimore, MD
Bank of Alexandria, Alexandria, VA          F&M National Corp, Winchester, VA
Peoples Bank of Virginia, Chesterfield, VA  F&M National Corp, Winchester, VA
Central Bank, Miami, FL                     BankUnited Financial, Coral Gables, FL
Seminole Bank, Seminole, FL                 FNB Corp, Hermitage, PA
Ballston Bancorp, Arlington, VA             MainStreet Banking, Martinsville, VA
CNB Holding Co., Daytona Beach, FL          Colonial BancGroup, Montgomery, AL
Community Bank of Naples, Naples, FL        Alabama National, Birmingham, AL



Target                                           Buyer
------                                           -----

Northside Bank of Tampa, Tampa, FL               Republic Security, West Palm Beach, FL
Georgia Bancshares, Tucker, GA                   First Sterling Banks, Marietta, GA
South Florida Bank Holding Corp., Ft. Myers, FL  Fifth Third Bancorp, Cincinnati, OH
City Financial Corp., Tampa, FL                  DASCO Merger Corp, Tampa, FL

     Carson Medlin considered, among other factors, the earnings, capital level, asset size and quality of assets of the acquired financial institutions. Carson Medlin compared the transaction prices at the time of announcement to the stated book value, earnings, core deposits and total assets of the acquired institutions.

     Carson Medlin calculated an average price to stated book value multiple for the comparable transactions of 253.7% which indicated a value of Bank Atlanta of $27.88 per share based on Bank Atlanta's stated book value of $10.99 per share at June 30, 1999. The consideration implied by multiplying the amended exchange ratio and Premier's common stock price as of September 13, 1999 was $23.00 per share and implies a price to stated book value multiple of 209% which is below the average of the range for the comparable transactions. The comparable transactions ranged from 137% to 373% of stated book value.

     Carson Medlin calculated an average price to earnings multiple for the comparable transactions of 20.9 times which indicated a value for Bank Atlanta of $38.46 per share based on Bank Atlanta's 1999 estimated core earnings per share of $1.84 per share. The consideration implied by the terms of the agreement, as amended, is $23.00 per share and implies a price to earnings multiple of 12.5 times which is below the average for the comparable transactions. The comparable transactions ranged from 10.2 to 40.1 times earnings

     Carson Medlin calculated an average core deposit premium for the comparable transactions of 19.3%. The premium on Bank Atlanta's core deposits implied by the terms of the agreement, as amended, is 17.3%, which is below the average of the range for the comparable transactions. The comparable transactions core deposit premiums ranged from 2.6% to 31.8%.

     Finally, Carson Medlin calculated an average price as a percentage of total assets for the comparable transactions of 24.0%. The percentage of total assets implied by the terms of the agreement, as amended, is approximately 21.6%, which is below the average of the range for the comparable transactions. The comparable transactions ranged from 6.5% to 34% of total assets.

     No company or transaction used in Carson Medlin's analyses is identical to Premier, Bank Atlanta or the contemplated transaction. Accordingly, the results of these analyses necessarily involves complex considerations and judgments concerning differences in financial and operating characteristics of Premier and Bank Atlanta and other factors that could affect the value of the companies to which they have been compared.

     Present Value Analysis. Carson Medlin calculated the present value of Bank Atlanta assuming that Bank Atlanta remained an independent bank. For purposes of this analysis, Carson Medlin utilized certain projections of Bank Atlanta's future growth of assets, earnings and dividends and assumed that the Bank Atlanta common stock would be sold at the end of 5 years at 20.9 times of projected 2003 earnings (based on the average of the comparable transactions). This value was then discounted to present value utilizing discount rates of 14% through 16%. These rates were selected because, in Carson Medlin's experience, they represent the rates that investors in securities such as the Bank Atlanta common stock would demand in light of the potential appreciation and risks. On the basis of these assumptions, Carson Medlin calculated that the present value of Bank Atlanta as an independent bank ranged from $26.03 per share to $28.39 per share. The consideration implied by the terms of the agreement, as amended, was $23.00 per share which falls below the low end of the range under present value analysis. Carson Medlin noted that it included present value analysis because it is a widely used valuation methodology, but also noted that the results of this methodology are highly dependent upon the numerous assumptions that must be made, including assets and earnings growth rates, dividend payout rates, terminal values and discount rates.

     Stock Trading History. Carson Medlin reviewed and analyzed the historical trading prices and volumes for the Premier common stock on a monthly basis from June 1995 to August 1999. Carson Medlin also compared price performance of the Premier common stock to the 53 SIBR Banks over the past 17 quarters ended June 30, 1999 on a price to book value basis. This analysis showed that over the past 17 quarters, Premier's stock has traded above the average of the peer banks based on price to book value basis. In the most recent quarter, Premier's stock traded at 355% of book value compared to 193% of book value for the SIBR Banks. Carson Medlin considers Premier common stock to be liquid and marketable in comparison with these SIBR Banks and other bank holding companies.

     Carson Medlin also examined the trading prices and volumes of Bank Atlanta common stock. Bank Atlanta common stock has not traded in volumes sufficient to be meaningful. Therefore, Carson Medlin did not place any weight on the market price of the Bank Atlanta common stock.

     Contribution Analysis. Carson Medlin reviewed the relative contributions in terms of various balance sheet and income statement components to be made by Bank Atlanta and Premier to the combined institution based on (i) balance sheet data at June 30, 1999, and (ii) projected net income for 1999 as estimated by Carson Medlin. Carson Medlin adjusted Premier for the pro forma impact of the acquisition of North Fulton Bancshares and pending acquisition of Farmers and Merchants Bank. The income statement and balance sheet components analyzed included total assets, loans net of unearned income, total deposits, shareholders' equity, and net income. This analysis showed that, while Bank Atlanta shareholders would own approximately 3.5% of the aggregate outstanding shares of the combined institution based on the revised exchange ratio, Bank Atlanta was contributing 4.2% of total assets, 3.9% of loans, net of unearned income, 4.7% of total deposits, 4.2% of shareholders' equity, and 4.9% of projected net income for 1999.

     Other Analysis. Carson Medlin also reviewed selected investment research reports on and earnings estimates for Premier.

     The opinion expressed by Carson Medlin was based upon market, economic and other relevant considerations as they existed and have been evaluated as of the date of the opinion.

Among the other relevant considerations Carson Medlin considered in preparing its opinion included: the increase in dividends and stock liquidity provided to Bank Atlanta shareholders as a result of the merger, the potential merger of Premier and BB&T Corporation, the challenge in sustaining strong growth (both earnings and balance sheet) without substantial investments in infrastructure, Bank Atlanta's high concentration of certificate of deposit accounts, Bank Atlanta's potential vulnerability to a downturn in the Atlanta real estate market, the diminishing acquisition market for single office community banks, the general decline in the number of merger transactions in 1999, and the lack of alternative competitive offers. Events occurring after the date of issuance of the opinion, including but not limited to, changes affecting the securities markets or material changes in the results of operations, assets or liabilities of Bank Atlanta, could materially affect the assumptions used in preparing the opinion.

Recent Market Prices

     On September __, 1999, the last day on which Premier common stock was traded prior to the mailing of this Supplement, the last reported sales price of Premier common stock as reported on the New York Stock Exchange was $______.
The price of the Bank Atlanta common stock in the last known transaction prior to the mailing of this Supplement, which occurred on August __, 1999, was $_____ per share.

Dividends

     Bank Atlanta paid a $0.10 per share cash dividend to its shareholders on January 15, 1999 based on its 1998 earnings. To preserve pooling-of-interests accounting treatment for the merger, the amount of any Bank Atlanta dividend paid prior to the effective date of the merger would be limited to its historical dividend rate, which is approximately 5.9%, as applied to its actual earnings for the 1999 period preceding the merger. Assuming earnings of approximately $1.125 million for the first nine months of 1999 and 707,344 outstanding shares of Bank Atlanta common stock, Bank Atlanta shareholders would be entitled to receive a pre-closing Bank Atlanta dividend of approximately $0.09 per share of Bank Atlanta common stock.

     Premier and Bank Atlanta have agreed to use their best efforts to consummate the merger before Premier's declaration of its third quarter dividend (expected to occur during the first week of November 1999). As a result, Bank Atlanta's shareholders would participate in this dividend instead of receiving a dividend on their Bank Atlanta stock prior to the merger. Based on the amended exchange ratio of 1.4375 shares of Premier common stock for each Bank Atlanta share, and assuming that Premier's third quarter dividend is the same as its first and second quarter dividends for 1999, or $.09 per share, and assuming we are able to complete the merger prior to the record date for Premier's third quarter dividend, Bank Atlanta shareholders would be entitled to receive a post-closing Premier dividend of approximately $0.13 per share of Bank Atlanta common stock.

Updated Pro Forma Financial Share Data

     Summarized below are updated per share information for Premier and Bank Atlanta on an historical, pro forma combined and equivalent basis as of June 30, 1999. You should read this information in conjunction with the June 30, 1999 Bank Atlanta financial statements included with this Supplement, and the Premier and Bank Atlanta historical financial statements included or incorporated by reference in the proxy statement/prospectus.

     The pro forma information gives effect to the merger being accounted for as a pooling of interests, and assumes that Premier issues 1.4375 shares of Premier common stock for each outstanding share of Bank Atlanta common stock. Bank Atlanta pro forma equivalent share amounts are calculated by multiplying the pro forma combined basic and diluted net income per share, pro forma combined cash dividends per common share and pro forma combined shareholders' book value per common share by the exchange ratio of 1.4375 shares of Premier common stock so that the per share amounts equate to the respective values for one share of Bank Atlanta common stock. You should not rely on the pro forma information as being indicative of the historical results that would have resulted if Premier and Bank Atlanta had been combined or the future results Premier will experience after the merger, nor should you rely on the six-month information as being indicative of results Premier or Bank Atlanta expect for the entire year.

                                                  At and For the
                                                    Six Months
                                                       Ended
                                                     June 30,              At and For the Year Ended December 31,
                                                -------------------  ---------------------------------------------------
                                                       1999                1998              1997             1996
                                                -------------------  ----------------  ----------------  ---------------

Net Income per common share
 Basic
  Premier historical..........................               $  .37            $ .080             $0.73            $0.54
  Bank Atlanta historical.....................                 0.84              2.01              1.75             1.48
  Pro forma combined..........................                 0.38              0.83              0.75             0.56
  Bank Atlanta pro forma equivalent...........                 0.55              1.19              1.08             0.81
 Diluted
  Premier historical..........................                 0.36              0.78              0.71             0.52
  Bank Atlanta historical.....................                 0.81              1.96              1.71             1.48
  Pro forma combined..........................                 0.37              0.81              0.73             0.55
  Bank Atlanta pro forma equivalent...........                 0.54              1.16              1.05             0.79
Cash dividends declared per common share
  Premier historical..........................                                                    $0.15            $0.17
  Bank Atlanta historical.....................                   --              0.10                --               --
  Pro forma combined..........................                 0.17              0.31              0.14             0.17
  Bank Atlanta pro forma
     equivalent...............................                 0.24              0.45              0.20             0.24
Book value per common share
  Premier historical..........................                 5.27              5.23
  Bank Atlanta historical.....................                10.93             10.33              8.48             6.66
  Pro forma combined..........................                 5.36              5.31
  Bank Atlanta pro forma equivalent...........                 7.71              7.63

                      Selected Consolidated Financial Data

     Premier and Bank Atlanta are providing the following information to help you analyze the financial aspects of the merger. Premier and Bank Atlanta derived this information from audited financial statements for 1994 through 1998 and unaudited financial statements for the six months ended June 30, 1998 and 1999. This information is only a summary, and you should read it in conjunction with both of our historical financial statements and related notes. You should not rely on the six-month information as being indicative of results expected for the entire year.

                   Premier  Historical Financial Information
              (Dollars in thousands, except for per share amounts)

                           At and For the Six Months
                                Ended June 30,                At and For the Years Ended December 31,
                           -------------------------  --------------------------------------------------------
                               1999          1998        1998        1997        1996       1995       1994
                           -------------  ----------  ----------  ----------  ----------  ---------  ---------

Net interest income......     $   31,358     $29,331  $   60,151  $   55,039  $   45,396   $ 39,389   $ 32,018
Net income...............          9,667      12,131      20,914      18,737      13,657     11,348      6,694
Diluted earnings per
     share...............           0.36        0.46        0.78        0.71        0.52       0.44       0.28
Cash dividends declared
     per share...........           0.18        0.17        0.31        0.15        0.17       0.06       0.03
Book value per share.....           5.27                    5.23        4.72        5.19       3.73       3.18
Total assets.............     $1,493,164     $        $1,520,618  $1,280,499  $1,115,290   $937,078   $763,524


                 Bank Atlanta  Historical Financial Information
              (Dollars in thousands, except for per share amounts)

                           At and For the Six Months
                                Ended June 30,            At and For the Years Ended December 31,
                           -------------------------  ------------------------------------------------
                               1999         1998        1998      1997      1996      1995      1994
                           ------------  -----------  --------  --------  --------  --------  --------

Net interest income......       $ 1,659       $1,790   $ 3,642   $ 2,805   $ 2,143   $ 1,792   $ 1,450
Net income...............           597          712     1,405     1,218     1,035       864       181
Diluted earnings per
     share...............          0.84         1.02      2.01      1.75      1.48      1.24       .27
Cash dividends declared
     per share...........            --           --       .10        --        --        --        --
Book value per share.....         10.93                  10.33      8.48      6.66      5.33      3.42
Total assets.............       $83,644                $79,447   $70,558   $46,544   $38,390   $35,039

Bank Atlanta Shareholders' Meeting

     Bank Atlanta is providing this Supplement to its shareholders as of the record date of July 31, 1999, along with a blue proxy sheet. The special meeting of shareholders of Bank Atlanta, originally scheduled for September 14, 1999, has been adjourned to October 26, 1999, at 4:00 p.m., local time, at the main office of Bank Atlanta, 1221 Clairmont Road, Decatur, Georgia.

     At the meeting, as adjourned, Bank Atlanta shareholders will vote upon a proposal to approve the merger agreement, dated as of May 20, 1999, as amended on September 14, 1999, and under which Bank Atlanta would merge with PMB Acquisition Corp. II, a wholly owned subsidiary of Premier. Bank Atlanta will be the surviving bank of the merger and will be operated as a wholly owned subsidiary of Premier. Proxies may be voted on other matters that may properly come before the meeting at the discretion of the proxy holders. Bank Atlanta's Board of Directors knows of no other matters except those incidental to the conduct of the meeting. The amendment to the merger agreement is attached as Appendix A to this Supplement.
----------

     Please complete, date and sign the accompanying blue proxy sheet and return it promptly to Bank Atlanta in the enclosed postage prepaid envelope.

     IMPORTANT: Please note that if you previously executed and mailed a proxy sheet to Bank Atlanta in connection with the August 12, 1999 proxy statement/prospectus, that earlier proxy will not be voted at the shareholders'
                                              ---
meeting, as adjourned. In order for your vote to properly be counted, you must either vote in person at the meeting or sign, date and return the blue proxy sheet included with this Supplement.

     Because holders of two-thirds of the outstanding shares of Bank Atlanta common stock must approve the merger agreement, as amended, abstentions and broker shares which are not voted will have the same effect as negative votes. Accordingly, the Bank Atlanta Board of Directors urges you to complete, date and sign the accompanying blue proxy sheet and return it promptly in the enclosed postage prepaid envelope.

Vote Required to Approve the Merger

     Approval of the merger agreement, as amended, requires the affirmative vote of the holders of two-thirds of the outstanding shares of Bank Atlanta common stock entitled to vote on the merger. To preserve pooling-of-interests accounting treatment for the merger, the holders of no more than 10% of the outstanding shares of Bank Atlanta common stock entitled to vote on the merger may exercise their dissenters' rights in connection with the merger. If the holders of more than 10% of the outstanding Bank Atlanta common stock entitled to vote on the merger exercise their dissenters' rights, Premier will have the right to terminate the merger based on its failure to qualify for pooling-of-interests accounting treatment.

Recommendation of the Bank Atlanta Board of Directors

     The Bank Atlanta Board of Directors has unanimously adopted the merger agreement and believes that the merger is fair to and in the best interests of Bank Atlanta and its shareholders. The Bank Atlanta Board of Directors unanimously recommends that Bank Atlanta's shareholders vote "FOR" approval of the merger agreement. See "Background of, and Reasons for, the Amendment."

Bank Atlanta Management's Discussion And Analysis Of Financial Condition And Results Of Operations


     This analysis has been prepared to provide insight into the financial condition of Bank Atlanta and address the factors which have affected Bank Atlanta's results of operations. Bank Atlanta's financial statements and accompanying notes are an integral part of this discussion and should be read in conjunction with it.

     Forward-Looking Statements. This discussion contains forward-looking statements which are based on assumptions and involve risks and uncertainties. These forward-looking statements describe our future plans, strategies, and our expectations. These forward-looking statements are generally identified by use of the words "believe," "expect," "intend," "anticipate," "estimate," "project," or similar expressions. Our ability to predict results or the actual effect of future plans or strategies is inherently uncertain. Factors which could have a material adverse effect on our operations include, but are not limited to, changes in interest rates, general economic conditions, legislation and regulation, monetary and fiscal policies of the U.S. Government, including policies of the U.S. Treasury and the Federal Reserve Board, the quality or composition of our loan or investment portfolios, demand for loan products, deposit flows, competition, demand for financial services in our market area, and accounting principles and guidelines. You should consider these risks and uncertainties in evaluating forward-looking statements and should not place undue reliance on forward-looking statements. We will not revise any forward-looking statements to reflect events or circumstances after the date of this discussion or to reflect the occurrence of anticipated or unanticipated events.

     Liquidity. Liquidity management involves the management of assets and liabilities in such a way to meet customer demands for deposit withdrawals and fund all prudent loan requests. Bank Atlanta's primary sources of cash flows are generated from interest and fee income, loan repayments, deposit growth, and the maturities of securities.

     Bank Atlanta manages its assets with the intent to satisfy its liquidity needs through normal bank operations. Bank Atlanta's target is to maintain a liquidity ratio of 25%. Federal funds sold, which have averaged approximately $10,094,000 during the first six months of 1999 represent Bank Atlanta's primary immediate source of liquidity and are generally maintained at a level adequate to meet its ongoing needs for liquidity. Bank Atlanta also maintains a federal funds purchase line totaling approximately $4.1 million with a correspondent bank to further facilitate liquidity needs.

     As of June 30, 1999 and December 31, 1998, Bank Atlanta's liquidity ratio was approximately 33%, and Bank Atlanta had no borrowings outstanding under its federal funds purchase line. Bank Atlanta monitors its assets and liabilities in an effort to provide for proper balance between liquidity, safety, and profitability.

     The liquidity position of Bank Atlanta is significantly affected by the loan to deposit ratio. Bank Atlanta monitors its loan to deposit ratio on a daily basis and targets a ratio of 75%. At June 30, 1999 and December 31, 1998 the loan to deposit ratio was 77.20% and 77.85%, respectively.

     Capital Resources. For the dates shown below, Bank Atlanta had capital in excess of regulatory minimums. As of June 30, 1999, stockholders' equity increased by $463,000 or 6.33% to $7,771,000 compared to December 31, 1998. The increase in capital was due to earnings of $597,000 offset by unrealized losses of $159,000 in securities available-for-sale, net of tax. In addition, during 1999, stock options previously granted were exercised, resulting in an increase of $25,000 in capital.

     The table below shows capital ratios for Bank Atlanta as of June 30, 1999 and December 31, 1998:


     Minimum Capital Requirements                         Actual Capital Ratios
     ----------------------------                         ---------------------


                                                      June 30, 1999   December 31, 1998
                                                      --------------  ------------------

         Tier 1 Capital to Risk-based
           Assets:  4%                                   12.25% (1)        11.72% (1)

         Total Capital to Risk-based
           Assets:  8%                                   13.50% (2)        12.97% (2)

         Leverage Ratio (Tier 1 Capital to
           Average Total Assets):  4%                     9.87% (3)         9.24% (3)

(1)  Minimum for "well-capitalized" = 6%
(2)  Minimum for "well-capitalized" = 10%
(3)  Minimum for "well-capitalized" = 5%


     The Year 2000 Issue. The year 2000 issue, which was discussed in detail in the proxy statement/prospectus dated August 12, 1999, concerns the potential inability of computer systems or any equipment with computer chips to recognize the year 2000. On January 1, 2000, any clock or date recording mechanism, including date sensitive software, which uses only two digits rather than four to represent the year may recognize a date using "00" as the year 1900 rather than the year 2000. For example, computer systems may compute payment, interest, delinquency or other amounts important to Bank Atlanta's operations based on the wrong date. This could result in system failures or miscalculations that cause disruption of operations, including, among other things, a temporary inability to process transactions, send invoices, or perform similar tasks.

     Year 2000 problems could have a material adverse effect on Bank Atlanta's operations if interest accruals on loans and deposits are not calculated properly. Additionally, system failures could result in a disruption of business which in turn could cause Bank Atlanta to lose a significant portion of its customer base and could result in material adverse consequences for Bank Atlanta.

     Bank Atlanta presently believes that, with modifications to its computer systems and the conversion to new systems, the year 2000 issue will not pose significant operational problems for Bank Atlanta or have a material adverse effect on future operating results. However, Bank Atlanta can give no assurance that the modifications and conversions will remedy all deficiencies, that failure of any of Bank Atlanta's systems will not have a material impact on operations, or that failure of any other companies' systems with whom Bank Atlanta conducts business will not have a material impact on Bank Atlanta's operations.

     Bank Atlanta's Board of Directors approved a budget of $80,000 to address year 2000 issues, consisting mainly of new hardware and software systems. The budget is subject to continuous review and amendment. Management does not expect the cost of remediation to vary significantly from the present budget. As of June 30, 1999, approximately $77,561 of costs had been incurred by Bank Atlanta with respect to year 2000 issues.

     The costs of the year 2000 project are based upon management's best estimates, which it derived utilizing assumptions of future events including the continued availability of resources, third party modification plans and other factors. Bank Atlanta can give no guarantee that these estimates will be achieved, and actual results could differ materially from those planned. Specific factors that might cause material differences from Bank Atlanta's estimates include, but are not limited to, the availability and cost of personnel trained in this area, the ability to locate and corect all relevant computer codes, and similar uncertainties.

     Bank Atlanta is not aware of any known trends, events or uncertainties, other than the effect of the events described above, that will have or that are reasonably likely to have a material effect on its liquidity, capital resources or operations. Bank Atlanta is also not aware of any current recommendations by its regulatory authorities which, if they were implemented, would have such an effect.

     Financial Condition. Total assets of Bank Atlanta increased to $83,644,000 at June 30, 1999 from $79,447,000 at December 31, 1998 or a $4,197,000 increase, which approximates a 5.30% growth rate for 1999. This growth has been funded by increases in deposits of $4,301,000 for the six months ended June 30, 1999.

     Average earning assets totaled approximately $78,100,000 for the first six months of 1999, which represents a 8.89% increase over the 1998 average. The increase was mainly in federal funds sold, which increased to an average balance of $10,094,000 as of June 30, 1999 from an average balance of $4,150,000 as of December 31, 1998, or a 143% increase.

     Earning assets are funded primarily from deposit accounts obtained from Bank Atlanta's geographic trade area. Average deposits approximated $71,286,000 during the first six months of 1999 compared to $65,954,000 during 1998. Of the average deposits, approximately $64,314,000 and $58,379,000 were interest bearing deposits during 1999 and 1998, respectively. The growth in average deposits was concentrated in time deposits and is a result of several deposit campaigns to attract new time deposits to keep pace with Bank Atlanta's loan demand.

     Securities Portfolio. Bank Atlanta generally intends to hold all securities purchased to maturity. However, market conditions may from time to time warrant the sale of securities prior to maturity. Therefore, Bank Atlanta has classified 74% of securities as of June 30, 1999 as available-for-sale in accordance with Statement of Financial Accounting Standards No. 115. As of December 31, 1998, the ratio of available-for-sale securities to total securities was 66%.

     At June 30, 1999, securities (including overnight Federal funds sold) represented 28.91% of earning assets as compared to 28.10% at December 31, 1998. Securities with a carrying value of $1,491,000 and $2,520,000 at June 30, 1999 and December 31, 1998, respectively, were pledged to secure public deposits and for other purposes. As of June 30, 1999, holdings of securities and Federal funds sold increased $2,036,000 or 9.53% over December 31, 1998 as a result of a decreasing loan portfolio.

     Unrealized losses on securities available for sale amounted to approximately $251,000 and $10,000 at June 30, 1999 and December 31, 1998, respectively. The depreciation in the value of the available for sale portfolio was due to the rising interest rate environment during 1999, coupled with a longer weighted average life in the U.S. Agency portfolio.

     Loan Portfolio. Loans are the single largest component of earning assets, as well as the highest yielding component. At June 30, 1999 and December 31, 1998, respectively, loans represented 71.09% and 71.90% of total earning assets and 68.80% and 68.83% of total assets. Total loans increased $2,867,000 or 5.24% during the first six months of 1999, compared to an increase of $4,126,000 or 8.16% in 1998. The increases in 1999 and 1998 were concentrated in commercial and real estate lending.

     During 1998, Bank Atlanta experienced turnover in several key positions, including the president, the construction lender, and the SBA loan originator. As a result, loan production declined during 1998 due to Bank Atlanta's focus on management transition. The budgeted loan production for 1998 in the construction and SBA areas was a combined $35,550,000 compared to actual combined production of $22,270,000.

     Bank Atlanta's loan portfolio has a concentration in loans secured by real estate. Real estate loans consist primarily of real estate mortgages and real estate construction projects. Bank Atlanta's other loan concentration is in commercial and industrial loans, which are made primarily to businesses in Decatur, Georgia and the surrounding metro Atlanta area. Management is not aware of any additional concentration.

     Risk Elements and Nonperforming Loans. At June 30, 1999, past due loans over 30 days totaled approximately $495,000 or .86% of loans outstanding compared to $810,000 or 1.48% at December 31, 1998. All loans which are 90 days delinquent are placed on non-accrual status unless the loan is fully secured by marketable collateral. Loans are charged-off when losses are identified. Loans past due 90 days or more and still accruing totaled approximately $6,000 as of December 31, 1998, which represents 0.01% of outstanding loans. As of June 30, 1999, there were no loans past due 90 days or more and still accruing.

     Management considers all nonaccrual loans to be impaired in accordance with Statement of Financial Accounting Standards No. 114 and No. 118. Loans past due greater than 90 days and still accruing represent those loans which have adequate collateral values, therefore minimizing the risk of loss of principal. As a result of management's ongoing review of the loan portfolio, loans are classified as nonaccrual when it is not reasonable to expect collection of interest or principal under the original terms of the loan. These loans may be classified as nonaccrual even though the presence of collateral or the borrower's financial strength may be sufficient to provide for ultimate repayment of the principal. No loans were classified as restructured as of June 30, 1999 or as of December 31, 1998. There were no loans classified as nonaccrual as of December 31, 1998 and $83,000 was classified as nonaccrual as of June 30, 1999. There was no interest lost during the year ended 1998 as a result of loans on nonaccrual status. All interest on previously classified nonaccrual loans was collected.

     Properties held in foreclosure, or other real estate owned, totaled approximately $142,000 as of December 31, 1998. There were no properties held in other real estate owned as of June 30, 1999.

     In the opinion of management, any loans classified by regulatory authorities as doubtful, substandard or special mention that have not been disclosed above do not (1) represent or result from trends or uncertainties which management reasonably expects will materially impact future operating results, liquidity or capital resources, or (2) represent material credits about which management is aware of any information which causes management to have serious doubts as to the ability of the borrowers to comply with the loan repayment terms. Any loans classified by regulatory authorities as loss have been charged off.

     Commitments and Lines of Credit. In the ordinary course of business, Bank Atlanta has granted commitments to extend credit and standby letters of credit to approved customers. Generally, these commitments to extend credit have been granted on a temporary basis for seasonal or inventory requirements and have been approved by Bank Atlanta's Board of Directors. These commitments are recorded in the financial statements when funds are disbursed or the financial instruments become payable. Bank Atlanta uses the same credit policies for these off balance sheet commitments as it does for financial instruments that are recorded in the financial statements. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitment amounts expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. As of June 30, 1999, commitments and standby letters of credit totaled approximately $14,848,000 as compared to $13,008,000 as of December 31, 1998.

     Summary of Loan Loss Experience. The allowance for possible loan losses is created by direct charges to operations. Losses on loans are charged against the allowance in the period in which the loans, in management's opinion, become uncollectible. Recoveries during the period are credited to the allowance. The factors that influence management's judgment in determining the amount charged to operating expense are past loan loss experience, composition of the loan portfolio, evaluation of possible future losses, current economic conditions, and other relevant facts. Bank Atlanta's allowance for loan losses was approximately $1,068,000 or 1.86% of total loans at June 30, 1999 compared with $981,000 or 1.79% of total loans at December 31,

1998. Management reviews the allowance for loan losses monthly, taking into consideration its evaluation of current risk characteristics of the loan portfolio, as well as the impact of prevailing and expected economic business conditions. Management considers the allowance for loan loss adequate to cover possible loan losses on the loans outstanding.

     Management has not specifically allocated Bank Atlanta's allowance for loan losses to categories of loans. Based on management's best estimate, approximately 73% of the allowance should be allocated to real estate loans, 25% to commercial and industrial loans and 2% to consumer loans as of December 31, 1998.

     The following table summarizes average loan balances for each year ended December 31, 1998 and 1997 and for the six months ended June 30, 1999, changes in the allowance for loan losses arising from loans charged off, recoveries on loans previously charged off, additions to the allowance which have been charged to operating expense, and the ratio of net charge-offs during the period to average loans.


                                                        June 30,     December 31,
                                                        --------  -----------------

                                                          1999      1998     1997
                                                         -------   -------  -------
                                                           (Dollars in Thousands)

Average amount of loans outstanding                      $53,614  $55,969   $42,187
                                                         =======  =======   =======

Balance of allowance for loan losses at
 beginning of period                                     $   981  $   849   $   613

Charge offs:
  Consumer                                                    --       33         -
  Real estate                                                 --       69        90
  Commercial                                                  --       94        46
                                                         -------  -------   -------
                                                              --      196       136
                                                         -------  -------   -------

Recoveries:
  Consumer                                                    --       12         2
  Real estate                                                 10       14        17
  Commercial                                                   7        7         3
                                                         -------  -------   -------
                                                              17       33        22
                                                         -------  -------   -------

Net (charge-offs), recoveries                                 17     (163)     (114)
                                                         -------  -------   -------

Additions to allowance charged to operating
 expense during year                                          70      295       350
                                                         -------  -------   -------

Balance of allowance for loan losses at end of period    $ 1,068  $   981   $   849
                                                         =======  =======   =======

Ratio of net loans (charged off) recovered during
the period to average loans outstanding                      .03%    (.29)%    (.27)%
                                                         =======  =======   =======

     Deposits. Total deposits continued to grow during the first six months of 1999 to a level of $74,542,000 from $70,241,000 as of December 31, 1998, which represents a 6.12% increase. The growth in deposits during 1999 was due to several deposit growth campaigns which generated additional NOW and money market accounts. These deposit types increased from $6,305,000 at December 31, 1998 to $10,333,000 at June 30, 1999, which is an increase of $4,028,000 or 64%.

     Results of Operations--Three and Six Months Ended June 30, 1999 versus Three and Six Months Ended June 30, 1998. Net income for the six months ended June 30, 1999 was $597,000 compared to $712,000 for the same period in 1998, which is a decrease of $115,000 or 16.15%. Net income for the second quarter of 1999 was $254,000 compared to $393,000 during the second quarter of 1998, which is a decrease of $139,000 or 35.37%. As discussed below, these decreases are the result of lower interest margins and a decrease in other income related to the sale of loans.

     Net interest income for the six months ended June 30, 1999 as compared to the same period for 1998 decreased $131,000, which was attributed to an increase in interest expense of

$177,000, partially offset by an increase in interest income of $46,000. The yield on interest earning assets was 8.57% and 9.76% for the six months ended June 30, 1999 and 1998, respectively. Bank Atlanta's cost of funds was 5.25% and 5.52% for the same time periods. These yields resulted in a net interest spread of 3.32% and 4.24% as of June 30, 1999 and 1998 and a net interest margin of 4.25% and 5.29% for the same time periods, respectively. The reduction in the interest spread from 1998 to 1999 is the result of earning assets moving from higher yielding loans into lower yielding securities and federal funds sold. Average federal funds sold increased to $10,094,000 for the six month period ended June 30, 1999 compared to $2,106,000 for the same time period in 1998. Similar trends were experienced during the second quarter of 1999 compared to the second quarter of 1998. The net interest spread for the second quarter of 1999 was 3.37% compared to 4.38% for the same time period during 1998. The net interest margin was 4.28% and 5.42% for the second quarters of 1999 and 1998, respectively.

     The provision for loan losses for the six months ended June 30, 1999 was $70,000 compared to $155,000 for the same period in 1998. The decrease is due to net recoveries of loans previously charged off, which were approximately $17,000 during the first six months of 1999. During the first six months of 1998, Bank Atlanta had net charge-offs of $19,000. In addition, the allowance for loan loss as a percentage of total outstanding loans was 1.86% at June 30, 1999 compared to 1.73% at June 30, 1998, thus further reducing the need for additional provisions.

     Other income decreased $106,000 for the six months ended June 30, 1999 compared to the same period in 1998. The change is due primarily to decreases in premiums on sales of SBA loans of $115,000. Premiums on sales of SBA loans increased sharply during the second quarter of 1998. Approximately $89,000 of premiums were recorded in the second quarter of 1998 versus $11,000 during the second quarter of 1999.

     Noninterest expense increased $141,000 or 17.13% for the six months ended June 30, 1999 compared to the same period in 1998. This change is primarily due to increases in salaries and employee benefits of $52,000, professional fees of $41,500, and data processing expenses of $37,000. The increase in salaries and employee benefits is due to the replacement of vacant staff positions. The increase in professional fees is due to merger related expenses expensed primarily during the second quarter of 1999. The increase in data processing fees is due primarily to a data processing system conversion which occurred during the first quarter of 1999.

     Bank Atlanta recognized an income tax provision of $172,665 for the six months ended June 30, 1999, compared to $350,000 for the same period in 1998. The provisions resulted in a 22% and 33% effective tax rate for the periods ended June 30, 1999 and 1998, respectively. The decrease in the effective tax rate is due to the recognition in 1999 of a valuation allowance recorded against Bank Atlanta's deferred tax assets previously recorded for operating loss carryforwards. As of January 1, 1999, Bank Atlanta determined that the valuation allowance was no longer needed. The valuation allowance at December 31, 1998 totaled $208,000 and is being recognized as a reduction of income tax expense at a rate of approximately $16,000 per month during 1999.

                                 BANK ATLANTA

                        Unaudited Financial Statements
                                 June 30, 1999
-------------------------------------------------------------------------------

                                     INDEX
                                     -----

                                                                                         PAGE NO.
                                                                                         --------

Balance Sheets - June 30, 1999 and December 31, 1998....................................    F-2

Statements of Income - Three and Six Months Ended June 30, 1999 and 1998................    F-3

Statements of Comprehensive Income - Three and Six Months Ended June 30, 1999 and 1998..    F-4

Statements of Cash Flows - Six Months Ended June 30, 1999 and 1998......................    F-5 - 6

Notes to Financial Statements...........................................................    F-7



                                 BANK ATLANTA
                                BALANCE SHEETS
                      JUNE 30, 1999 AND DECEMBER 31, 1998
                                  (Unaudited)


------------------------------------------------------------------------------------------------

                 Assets                                                  1999           1998
                 ------                                               -----------   ------------
Cash and due from banks                                               $ 1,615,037    $ 2,387,314
Federal funds sold                                                      8,720,000      8,950,000
Securities available-for-sale                                          10,891,169      8,210,304
Securities held-to-maturity                                             3,790,246      4,205,124

Loans                                                                  57,547,081     54,680,499
Less allowance for loan losses                                          1,067,661        981,153
                                                                      -----------    -----------
          Loans, net                                                   56,479,420     53,699,346

Premises and equipment                                                  1,194,408      1,085,535
Other assets                                                              953,669        908,920
                                                                      -----------    -----------

          Total assets                                                $83,643,949    $79,446,543
                                                                      ===========    ===========

             Liabilities and Stockholders' Equity
             ------------------------------------

Deposits
    Noninterest-bearing demand                                        $ 7,335,798    $ 6,607,940
    Interest-bearing demand                                            10,332,508      6,305,069
    Savings                                                               407,019        493,436
    Time, $100,000 and over                                            15,127,229     14,531,712
    Other time                                                         41,339,778     42,303,090
                                                                     ------------    -----------
          Total deposits                                               74,542,332     70,241,247
Other liabilities                                                       1,331,025      1,897,239
                                                                     ------------    -----------
          Total liabilities                                            75,873,357     72,138,486
                                                                     ------------    -----------

Commitments and contingent liabilities

Stockholders' equity
    Common stock, par value $1; 10,000,000 shares
        authorized; 711,010 and 707,344 issued and outstanding            711,010        707,344
    Capital surplus                                                     5,004,633      4,983,827
    Retained earnings                                                   2,220,826      1,623,663
    Accumulated other comprehensive loss                                 (165,877)        (6,777)
                                                                     ------------    -----------
          Total stockholders' equity                                    7,770,592      7,308,057
                                                                     ------------    -----------

          Total liabilities and stockholders' equity                  $83,643,949    $79,446,543
                                                                      ===========    ===========

See Notes to Financial Statements.

                                 BANK ATLANTA
                             STATEMENTS OF INCOME
                 THREE MONTHS ENDED JUNE 30, 1999 AND 1998 AND
                    SIX MONTHS ENDED JUNE 30, 1999 AND 1998
                                  (Unaudited)


                                                       Three Months Ended                           Six Months Ended
                                                            June 30,                                    June 30,
                                                --------------------------------             --------------------------------

                                                      1999         1998                           1999           1998
                                                --------------------------------             --------------------------------
Interest income
    Loans                                         $1,352,833    $1,493,830                    $2,712,356      $2,919,763
    Taxable securities                               174,165       131,090                       338,625         277,073
    Nontaxable securities                             32,954        26,507                        66,011          49,176
    Federal funds sold                               111,055        10,103                       231,482          56,527
                                                 -----------    ----------                    ----------      ----------
              Total interest income                1,671,007     1,661,530                     3,348,474       3,302,539
                                                 -----------    ----------                    ----------      ----------
Interest expense
    Deposits                                         835,193       742,941                     1,689,276       1,506,517
    Other borrowings                                       0         6,115                             0           6,115
                                                 -----------    ----------                    ----------      ----------
                                                     835,193       749,056                     1,689,276       1,512,632
                                                 -----------    ----------                    ----------      ----------

              Net interest income                    835,814       912,474                     1,659,198       1,789,907
Provision for loan losses                             70,000        80,000                        70,000         155,000
                                                 -----------    ----------                    ----------      ----------
              Net interest income after
                provision for loan losses            765,814       832,474                     1,589,198       1,634,907
                                                 -----------    ----------                    ----------      ----------

Other income
    Service charges on deposit accounts               29,416        22,812                        59,510          47,318
    Other operating income                            34,225       151,938                        83,133         201,490
                                                 -----------    ----------                    ----------      ----------
                                                      63,641       174,750                       142,643         248,808
                                                 -----------    ----------                    ----------      ----------

Other expenses
    Salaries and employee benefits                   238,125       203,076                       475,074         422,920
    Equipment and occupancy expenses                  58,574        43,839                       104,862          89,072
    Other operating expenses                         209,398       181,829                       382,077         309,314
                                                 -----------    ----------                    ----------      ----------
                                                     506,097       428,744                       962,013         821,306
                                                 -----------    ----------                    ----------      ----------

              Net income before income taxes         323,358       578,480                       769,828       1,062,409

Income tax expense                                    69,665       185,000                       172,665         350,000
                                                 -----------    ----------                    ----------      ----------

              Net income                         $   253,693    $  393,480                    $  597,163    $    712,409
                                                 ===========    ==========                    ==========    ============

Basic earnings per common share                  $      0.36    $     0.56                    $     0.84    $       1.02
                                                 ===========    ==========                    ==========    ============

Diluted earnings per common share                 $     0.35    $     0.55                    $     0.81    $       0.99
                                                 ===========    ==========                    ==========    ============

Weighted average shares outstanding               $  709,380    $  697,344                    $  710,399    $    697,344
                                                  ==========    ==========                    ==========    ============

Cash dividends per common share                   $        0    $        0                    $        0    $          0
                                                  ==========    ==========                    ==========    ============

See notes to financial statements.

                                 BANK ATLANTA

                      STATEMENTS OF COMPREHENSIVE INCOME
                 THREE MONTHS ENDED JUNE 30, 1999 AND 1998 AND
                    SIX MONTHS ENDED JUNE 30, 1999 AND 1998
                                  (Unaudited)


                                                                  Three Months Ended                       Six Months Ended
                                                                       June 30,                                 June 30,
                                                             -----------------------------           ----------------------------
                                                                1999               1998                 1999              1998
                                                             ----------         ----------           ----------        ----------

Net income                                                   $ 253,693           $393,480            $ 597,163           $712,409

Other comprehensive income:
   Unrealized gains (losses) on securities
     available-for-sale:
     Unrealized holding gains (losses) arising
       during period, net of taxes                            (101,266)            (1,075)            (159,100)             1,489
     Reclassification adjustment for gains
       realized in net income, net of tax                            0                834                    0             (1,310)
                                                             ---------           --------            ---------           --------

Other comprehensive income (loss)                             (101,266)              (241)            (159,100)               179
                                                             ---------           --------            ---------           --------


Comprehensive income                                         $ 152,427           $393,239            $ 438,063           $712,588
                                                             =========           ========            =========           ========


See Notes to Financial Statements.

                                 BANK ATLANTA

                           STATEMENTS OF CASH FLOWS
                    SIX MONTHS ENDED JUNE 30, 1999 AND 1998
                                  (Unaudited)


-----------------------------------------------------------------------------------------------------------------------
                                                                                 1999                          1998
                                                                             ------------                   -----------

OPERATING ACTIVITIES
    Net income                                                                $   597,163                   $   712,409
    Adjustments to reconcile net income to net cash
        provided by operating activities:
        Depreciation                                                               52,874                        41,424
        Provision for loan losses                                                  70,000                       155,000
        Increase in interest receivable                                            (3,937)                      (53,895)
        Decrease in interest payable                                             (238,690)                     (200,809)
        Other operating activities                                               (358,136)                      (77,221)
                                                                              -----------                   -----------

              Net cash provided by operating activities                           119,274                       576,908
                                                                              -----------                   -----------

INVESTING ACTIVITIES
    Purchases of securities available-for-sale                                 (4,518,818)                   (1,772,000)
    Proceeds from maturities of securities available-for-sale                   1,596,892                     1,991,660
    Purchases of securities held-to-maturity                                            0                    (1,675,000)
    Proceeds from maturities of securities held-to-maturity                       414,878                       824,211
    Net decrease in Federal funds sold                                            230,000                     5,140,000
    Net increase in loans                                                      (2,850,074)                   (6,721,122)
    Purchase of premises and equipment                                           (161,747)                      (14,382)
    Disposal of other real estate owned                                           142,495                       381,444
                                                                              -----------                   -----------

              Net cash used in investing activities                            (5,146,374)                   (1,845,189)
                                                                              -----------                   -----------

FINANCING ACTIVITIES
    Net increase in deposits                                                    4,301,085                     1,648,695
    Issuance of common stock                                                       24,472                             0
    Dividends paid                                                                (70,734)                            0
                                                                              -----------                   -----------

              Net cash provided by financing activities                         4,254,823                     1,648,695
                                                                              -----------                   -----------

Net increase (decrease) in cash and due from banks                               (772,277)                      380,414

Cash and due from banks at beginning of period                                  2,387,314                     1,929,554
                                                                              -----------                   -----------

Cash and due from banks at end of period                                      $ 1,615,037                   $ 2,309,968
                                                                              ===========                   ===========

                                 BANK ATLANTA

                           STATEMENTS OF CASH FLOWS
                    SIX MONTHS ENDED JUNE 30, 1999 AND 1998
                                  (Unaudited)


-----------------------------------------------------------------------------------------------------------------------
                                                                                 1999                          1998
                                                                             ------------                   -----------

CASH FLOW INFORMATION
    Cash paid during the period for:
        Interest                                                              $1,927,966                     $1,713,441

        Income taxes                                                          $  321,287                     $  438,605

NONCASH INVESTING TRANSACTIONS

    Unrealized (gains) losses on securities available-for-sale                $  241,061                     $     (271)


See Notes to Financial Statements.

                                 BANK ATLANTA
                         NOTES TO FINANCIAL STATEMENTS
                                  (Unaudited)


NOTE 1.   BASIS OF PRESENTATION

          The financial information included herein is unaudited; however, such information reflects all adjustments (consisting solely of normal recurring adjustments) which are, in the opinion of management, necessary for a fair statement of results for the interim period.

          The results of operations for the six-month period ended June 30, 1999 are not necessarily indicative of the results to be expected for the full year.


NOTE 2.   CURRENT ACCOUNTING DEVELOPMENTS

          In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities". The effective date of this statement has been deferred by SFAS No. 137 until fiscal years beginning after June 15, 2000. However, the statement permits early adoption as of the beginning of any fiscal quarter after its issuance. Bank Atlanta expects to adopt this statement effective January 1, 2000. SFAS No. 133 requires Bank Atlanta to recognize all derivatives as either assets or liabilities in the balance sheet at fair value. For derivatives that are not designated as hedges, the gain or loss must be recognized in earnings in the period of change. For derivatives that are designated as hedges, changes in the fair value of the hedged assets, liabilities, or firm commitments must be recognized in earnings or recognized in other comprehensive income until the hedged item is recognized in earnings, depending on the nature of the hedge. The ineffective portion of a derivative's change in fair value must be recognized in earnings immediately. Management does not believe the adoption of SFAS No. 133 will have a material effect on Bank Atlanta's earnings or financial position.

          There are no other recent accounting pronouncements that have had, or are expected to have, a material effect on Bank Atlanta's financial statements.

                                                                      APPENDIX A


            FIRST AMENDMENT TO AGREEMENT AND PLAN OF REORGANIZATION


          This First Amendment (the "First Amendment") to Agreement and Plan of Reorganization (the "Agreement"), dated May 20, 1999, by and between Premier Bancshares, Inc. ("Premier"), PMB Acquisition Corp. II ("PMB") and Bank Atlanta ("Bank Atlanta"), is made and entered into as of the 14th day of September, 1999. Unless otherwise defined herein, all capitalized terms used herein shall have the meanings ascribed to them in the Agreement.

          WHEREAS, the parties desire to amend the Agreement for the purpose of amending the definition of Exchange Ratio contained in the Agreement, and to obtain support agreements and affiliate agreements from certain Affiliates of Bank Atlanta; and

          WHEREAS, the Boards of Directors of Premier, PMB and Bank Atlanta have approved the Agreement and this First Amendment;

          NOW, THEREFORE, in consideration of the premises, mutual covenants, and agreements herein contained, the receipt and sufficiency of which are hereby acknowledged, and for the purpose of amending the Agreement, Premier, PMB and Bank Atlanta agree as follows:

          1. That Section 3.1(c) of the Agreement be deleted in its entirety and the following new Section 3.1(c) shall be inserted in lieu thereof:

              (c) Each share of Bank Atlanta Common Stock (excluding shares held by Bank Atlanta or by any Premier Company, which shares shall be canceled as provided in Section 3.3 of this Agreement, in each case other than in a fiduciary capacity or in satisfaction of debts previously contracted) issued and outstanding at the Effective Time shall cease to be outstanding and shall be converted into and exchanged for the right to receive 1.4375 shares of Premier Common Stock (the "Exchange Ratio").

          2.  That Section 3.1(d) of the Agreement be deleted in its entirety.

          3.  That Section 10.1(j) of the Agreement be deleted in its entirety.

          4. That each of Albert M. Ashkouti and Diane M. Ashkouti shall execute and deliver to Premier a support agreement dated as of the date hereof, in substantially the form of Exhibit 1 to this First Amendment, and an affiliate
                             ---------
agreement dated as of the date hereof, in substantially the form of Exhibit 1 to
                                                                    ---------
the Agreement.

          Except as specifically amended herein the Agreement shall otherwise remain in full force and effect.

          The parties further agree that this First Amendment may be signed in any number of counterparts and delivery of such counterparts may be effected by a facsimile transmission thereof; and any such facsimile counterpart shall be deemed to be an original, with the same effect as if the signatures thereto were upon the same original document.

          IN WITNESS WHEREOF, the parties have caused this First Amendment to be executed by their duly authorized officers as of the date first shown above.

Attest:                            PREMIER BANCSHARES, INC.


/s/ Barbara H. Burtt               /s/ Darrell D. Pittard
--------------------               ----------------------
Barbara J. Burtt, Secretary        Darrell D. Pittard, Chairman and Chief
                                   Executive Officer

     [CORPORATE SEAL]


Attest:                            BANK ATLANTA


/s/ James B. Hendry, Jr.           /s/ William Zachary, Jr.
------------------------           ------------------------
James B. Hendry, Jr., President    William Zachary, Jr., Chairman of the Board

    [BANK SEAL]



Attest:                            PMB ACQUISITION CORP.


/s/ Barbara J. Burtt               /s/ Darrell D. Pittard
--------------------               ----------------------
Barbara J. Burtt, Secretary        Darrell D. Pittard, Chairman and Chief
                                   Executive Officer

    [CORPORATE SEAL]

                                                                       EXHIBIT 1
                                                                       ---------



                               SUPPORT AGREEMENT
                               -----------------


          THIS SUPPORT AGREEMENT ("Agreement") is made and entered into as of the 14th day of September, 1999, by and between the undersigned, _____________________, a resident of ____________, Georgia, Bank Atlanta, a commercial bank organized and existing under the laws of the State of Georgia ("Bank Atlanta"), and Premier Bancshares, Inc., a corporation organized and existing under the laws of the State of Georgia ("Premier").

          Premier, PMB Acquisition Corp. II ("PMB") and Bank Atlanta have entered into an Agreement and Plan of Reorganization, dated as of May 20, 1999, as amended on September 14, 1999 (the "Merger Agreement"). The Merger Agreement generally provides for the merger of PMB into Bank Atlanta (the "Merger") and the conversion of the issued and outstanding shares of the $5.00 par value common stock of Bank Atlanta ("Bank Atlanta Common Stock") into shares of the $1.00 par value common stock of Premier. The Merger Agreement is subject to the affirmative vote of the shareholders of Bank Atlanta, the receipt of certain regulatory approvals, and the satisfaction of other conditions.

          The undersigned is an Affiliate (as defined in the Merger Agreement) of Bank Atlanta and is the owner of ________ shares of Bank Atlanta Common Stock and has rights by option or otherwise to acquire _______ additional shares of Bank Atlanta Common Stock (collectively, the "Shares"). In order to induce Premier and Bank Atlanta to enter into the Merger Agreement, the undersigned is entering into this Agreement with Premier and Bank Atlanta to set forth certain terms and conditions governing the actions to be taken by the undersigned solely in his capacity as a shareholder of Bank Atlanta with respect to the Shares until consummation of the Merger.

          NOW, THEREFORE, in consideration of the transactions contemplated by the Merger Agreement and the mutual promises and covenants contained herein, the parties agree as follows:

          1. Without the prior written consent of Premier, which consent shall not be unreasonably withheld, the undersigned shall not transfer, sell, assign, convey, or encumber any of the Shares during the term of this Agreement except for transfers (i) by operation of law, by will, or pursuant to the laws of descent and distribution, (ii) in which the transferee shall agree in writing to be bound by the provisions of paragraphs 1, 2, and 3 of this Agreement as fully as the undersigned, or (iii) to Premier pursuant to the terms of the Merger Agreement. Without limiting the generality of the foregoing, the undersigned shall not grant to any party any option or right to purchase the Shares or any interest therein. Further, except with respect to the Merger, the undersigned shall not during the term of this Agreement approve or ratify any agreement or contract pursuant to which the Shares would be transferred to any other party as a result of a consolidation, merger, share exchange, or acquisition.

          2. The undersigned intends to, and will, vote (or cause to be voted) all of the Shares over which the undersigned has voting authority (other than in a fiduciary capacity) in favor of the Merger Agreement and the Merger at any meeting of shareholders of Bank Atlanta called to vote on the Merger Agreement or the Merger or the adjournment thereof or in any other circumstance upon which a vote, consent, or other approval with respect to the Merger Agreement or the Merger is sought. Further, the undersigned intends to, and will, surrender the certificate or certificates representing the Shares over which the undersigned has dispositive authority to Premier upon consummation of the Merger as described in the Merger Agreement and hereby waives any rights of appraisal, or rights to dissent from the Merger, that the undersigned may have.

          3. Except as otherwise provided in this Agreement, at any meeting of shareholders of Bank Atlanta or at any adjournment thereof or any other circumstances upon which their vote, consent, or other approval is sought, the undersigned will vote (or cause to be voted) all of the Shares over which the undersigned has voting authority (other than in a fiduciary capacity) against
(i) any merger agreement, share exchange, or merger (other than the Merger Agreement and the Merger), consolidation, combination, sale of substantial assets, merger, recapitalization, dissolution, liquidation, or winding-up of or by Bank Atlanta or (ii) any amendment of Bank Atlanta's Articles of Incorporation or Bylaws or other proposal or transaction involving Bank Atlanta or any of its subsidiaries, which amendment or other proposal or transaction would in any manner impede, frustrate, prevent, or nullify the Merger, the Merger Agreement, or any of the other transactions contemplated thereby.

          4. The undersigned acknowledges and agrees that Premier and/or Bank Atlanta could not be made whole by monetary damages in the event of any default by the undersigned of the terms and conditions set forth in this Agreement. It is accordingly agreed and understood that Premier and/or Bank Atlanta, in addition to any other remedy which they may have at law or in equity, shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and specifically to enforce the terms and provisions hereof in any action instituted in any court of the United States or in any state having appropriate jurisdiction.

          5. Any term or provision of this Agreement which is invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement or affecting the validity or enforceability of any of the terms or provisions of this Agreement in any other jurisdiction. If any provision of this Agreement is so broad as to be unenforceable, the provision shall be interpreted to be only so broad as is enforceable.

          6. The covenants and obligations set forth in this Agreement shall expire and be of no further force and effect on the earlier of: (i) November 30, 1999, or such date to which the Merger Agreement is extended; or (ii) the date on which the Merger Agreement is terminated under Section 10.1 thereof.


          IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the undersigned as of the day and year first above written.

As to the undersigned,
signed in the presence of:

________________________________        _________________________________
                                        Name:
                                              _______________________
                                              (Please print or type)



                                        PREMIER BANCSHARES, INC.


                                        By:
                                            ______________________________
                                            Darrell D. Pittard, Chairman of the
                                            Board and Chief Executive Officer



                                        BANK ATLANTA


                                        By:
                                            ______________________________
                                            William Zachary, Jr.
                                            Chairman of the Board

                                                                      APPENDIX B

September 14, 1999



Board of Directors
Bank Atlanta
1221 Clairmont Road
Decatur, Georgia  30030

Members of the Board:

You have requested our opinion as to the fairness, from a financial point of view, of the consideration to be received by the shareholders of Bank Atlanta ("Bank Atlanta") under the terms of a certain Agreement and Plan of Reorganization dated May 20, 1999 (the "Agreement") and First Amendment to Agreement and Plan of Reorganization dated September 14, 1999 (the "Amendment") which provides for the acquisition of Bank Atlanta by Premier Bancshares, Inc. ("Premier") (the "Merger"). Under the terms of the Agreement and the Amendment, each of the outstanding shares of Bank Atlanta common stock shall be converted into 1.4375 shares of Premier common stock. The foregoing summary of the Merger is qualified in its entirety by reference to the Agreement and the Amendment.

The Carson Medlin Company is a National Association of Securities Dealers, Inc.
(NASD) member investment banking firm, which specializes in the securities of southeastern United States financial institutions. As part of our investment banking activities, we are regularly engaged in the valuation of southeastern United States financial institutions and transactions relating to their securities. We regularly publish our research on independent community banks regarding their financial and stock price performance. We are familiar with the commercial banking industry in Georgia and the major commercial banks operating in that market. We have been retained by Bank Atlanta in a financial advisory capacity to render our opinion hereunder, for which we will receive compensation.

In reaching our opinion, we have analyzed the respective financial positions, both current and historical, of Premier and Bank Atlanta. We have reviewed:
(i) the Agreement; (ii) the Amendment; (iii) the annual reports to shareholders of Premier, including audited financial statements for the five years ended December 31, 1998; (iv) audited financial statements of Bank Atlanta for the five years ended December 31, 1998; (v) unaudited interim financial statements of Bank Atlanta for the six months ended June 30, 1999; (vi) unaudited interim financial statements of Bank Atlanta for the six months ended June 30, 1999;
(vii) Premier's press releases dated June 21, 1999 and July 9, 1999 relating to Premier's earnings forecast for 1999; (viii) Premier's press release dated July 28, 1999 relating to the potential merger with BB&T Corporation; and (ix) certain financial and operating information with respect to the business, operations and prospects of Premier and Bank Atlanta. We also: (a) reviewed and discussed with members of management of Premier and Bank Atlanta the historical and current business operations, financial condition and future prospects of their respective companies; (b) reviewed the historical market prices and trading activity for the common stocks of Premier and Bank Atlanta and compared them with those of certain publicly traded companies which we deemed to be relevant; (c) compared the results of operations of Premier and Bank Atlanta with those of certain banking companies which we deemed to be relevant; (d) compared the proposed financial terms of the Merger with the financial terms, to the extent publicly available, of certain other recent business combinations of commercial banking organizations; (e) analyzed the pro forma financial impact of the Merger on Premier; and (f) conducted such other studies, analyses, inquiries and examinations as we deemed appropriate.

We have relied upon and assumed, without independent verification, the accuracy and completeness of all information provided to us. We have not performed or considered any independent appraisal or evaluation of the assets of Premier or Bank Atlanta. The opinion we express herein is necessarily based upon market, economic and other relevant considerations as they exist and can be evaluated as of the date of this letter.

Based upon the foregoing, it is our opinion that the consideration provided for in the Agreement and the Amendment is fair, from a financial point of view, to the shareholders of Bank Atlanta.

Very truly yours,

/s/ The Carson Medlin Company


THE CARSON MEDLIN COMPANY

                                    PART II
                    INFORMATION NOT REQUIRED IN PROSPECTUS


Item 20.  Indemnification of Directors and Officers.

          The provisions of the Georgia Business Corporation Code and Premier's Bylaws set forth the extent to which Premier's directors and officers may be indemnified against liabilities they may incur while serving in such capacities. Under Premier's Bylaws, Premier is required to indemnify its officers and directors against reasonable expenses (including attorneys' fees) incurred by them in the defense of any action, suit or proceeding to which they were made a party, or in defense of any claim, issue or matter therein, by reason of the fact that they are or were officers, directors, employees or agents of Premier, to the extent that they have been successful, on the merits or otherwise, in such defense. premier's Bylaws also permit indemnification of its directors and officers against any liability incurred in connection with any threatened, pending or completed action, suit or proceeding by reason of the fact that they are or were directors or officers of Premier or who, while directors or officers of Premier, are or were serving at Premier's request as directors, officers, partners, trustees, employees or agents of another entity, if they acted in a manner they believed in good faith to be in, or not opposed to, the best interests of Premier, or, with respect to any criminal proceeding, had no reasonable cause to believe their conduct was unlawful, if a determination has been made that they have met these standards of conduct. Such indemnification in connection with a proceeding by or in the right of Premier, however, is limited to reasonable expenses, including attorneys' fees, incurred in connection with the proceeding.

          Premier must also advance expenses incurred by any director or officer in defending any such action, suit or proceeding upon receipt of an undertaking by or on behalf of such officer or director to repay such advances unless it is ultimately determined that he or she is not entitled to indemnification by Premier.

          Premier may not indemnify a director or officer in connection with a proceeding by or in the right of Premier in which the director or officer was adjudged liable to Premier for appropriation of a business opportunity or payment of unlawful dividends, in connection with a proceeding in which he or she was adjudged liable on the basis that he or she improperly received a personal benefit or for intentional misconduct or a knowing violation of law.

          The indemnification provisions of the Georgia Business Corporation Code are essentially identical to those set forth above, except that the Georgia Business Corporation Code permits, but does not require, a corporation to advance expenses under the circumstances for such payments described above.

          Premier maintains an insurance policy insuring Premier and its directors and officers against certain liabilities, including liabilities under the Securities Act.

          Premier's Articles of Incorporation provide that no director of Premier shall be personally liable to Premier or its shareholders for monetary damages for a breach of the duty of care or of any other duty as a director, except in the case of: (i) wrongful appropriation of any business opportunity of Premier; (ii) acts or omissions not in good faith or involving intentional misconduct or a knowing violation of law; (iii) liability for unlawful distributions; or (iv) any transaction from which the director derived an improper personal benefit.

Item 21.  Exhibits and Financial Statement Schedules

     (a)  Exhibits.

Exhibit
Number       Description of Exhibits
-----------  -----------------------
 2.1*        Agreement and Plan of Reorganization dated April 20, 1999 between Premier, PMB Acquisition Corp. II and Bank Atlanta

 2.2         First Amendment dated September 14, 1999 to Agreement and Plan of Reorganization dated April 20, 1999 between Premier, PMB Acquisition Corp. II and Bank Atlanta (included as Appendix A to the Supplement included herein)

 3.1         Articles of Incorporation of Premier, as amended.  (Incorporated by reference as Exhibit 3.1 to
             Premier's Form 10-K for the year ended December 31, 1998)

 3.2         Bylaws of Premier, as amended.  (Incorporated by reference as Exhibit 3.2 from Premier's Form 10-K for the year ended December 31, 1998)

 4.1         Form of Common Stock Certificate. (Incorporated by reference as Exhibit 4.1 to Premier's Form 10-K for the fiscal year ended December 31, 1996)

 4.2         Form of Preferred Stock Certificate.  (Incorporated by reference from Exhibit 4.2 to Premier's Form
             S-4 Registration Statement No. filed with the SEC on July 12, 1999)

 5.1*        Legal opinion of Womble Carlyle Sandridge & Rice, PLLC

 8.1*        Tax opinion of Womble Carlyle Sandridge & Rice, PLLC

 21.1*       Subsidiaries of Premier

 23.1*       Consent of Womble Carlyle Sandridge & Rice, PLLC (included in Exhibit 5.1 and 8.1)

 23.2        Consent of Ernst & Young LLP (Premier)

 23.3        Consent of Mauldin & Jenkins, LLC (Premier)

 23.4        Consent of Porter Keadle Moore LLP (Premier)

 23.5        Consent of Porter Keadle Moore LLP (Premier)

 23.6        Consent of Mauldin & Jenkins, LLC (Premier)

 23.7        Consent of Mauldin & Jenkins, LLC (Premier)

 23.8        Consent of Bricker & Melton, P.A. (Premier)

 23.9        Consent of Mauldin & Jenkins, LLC (Bank Atlanta)

 23.10       Consent of The Carson Medlin Company

 24.1*       Power of Attorney.

 99.1        Proxy Card for Bank Atlanta

----------------
* Previously filed in connection with this registration statement.

     (b)  Financial Statement Schedules

     Schedules are omitted because they are not required or are not applicable, or the required information is shown in the financial statements or notes thereto.

Item 22.  Undertakings.

     (a)  The undersigned Registrant hereby undertakes:

          (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

                (A) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

          (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at the time shall be deemed to be the initial bona fide offering thereof.

          (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     (b) The undersigned registrant hereby undertakes as follows: That prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other Items of the applicable form.

     (c) The registrant undertakes that every prospectus (i) that is filed pursuant to Paragraph (b) immediately preceding, or (ii) that purports to meet the requirements of section 10(a)(3) of the Securities Act of 1933 and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Post-Effective Amendment No. 1 to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Atlanta, State of Georgia, on September 21, 1999.


                              Premier Bancshares, Inc.


                              By: /s/ Darrell D. Pittard
                                  ------------------------------------
                                  Darrell D. Pittard,
                                  Chairman and Chief Executive Officer



     Pursuant to the requirements of the Securities Act of 1933, this Post-Effective Amendment No. 1 to Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

Signature                                                               Title                                       Date
---------                                                               -----                                       ----

/s/ James L. Coxwell, Sr.                    *        Director                                               September 21, 1999
-----------------------------------------------
James L. Coxwell, Sr.


/s/ William M. Evans, Jr.                    *        Director                                               September 21, 1999
-----------------------------------------------
William M. Evans, Jr.


/s/ John H. Ferguson                         *        Director                                               September 21, 1999
-----------------------------------------------
John H. Ferguson


/s/ Robert E. Flourney III                   *        Director                                               September 21, 1999
-----------------------------------------------
Robert E. Flourney III


/s/ James E. Freeman                         *        Director                                               September 21, 1999
-----------------------------------------------
James E. Freeman


/s/ A. F. Gandy                              *        Director                                               September 21, 1999
-----------------------------------------------
A. F. Gandy


/s/ Robin R. Howell                          *        Director                                               September 21, 1999
-----------------------------------------------
Robin R. Howell





/s/ Billy H. Martin                          *        Director                                               September 21, 1999
-----------------------------------------------
Billy H. Martin


/s/ C. Steven McQuaig                         *       Director                                               September 21, 1999
-----------------------------------------------
C. Steven McQuaig


/s/ Robert C. Oliver                          *       Director                                               September 21, 1999
-----------------------------------------------
Robert C. Oliver


/s/ Thomas E. Owen, Jr.                       *       Director                                               September 21, 1999
-----------------------------------------------
Thomas E. Owen, Jr.


/s/ Darrell D. Pittard                                Chairman and Chief Executive Officer (Principal        September 21, 1999
-----------------------------------------------       Executive Officer)
Darrell D. Pittard


/s/ John D. Stephens                         *        Director                                               September 21, 1999
-----------------------------------------------
John D. Stephens


/s/ James E. Sutherland, Sr.                 *        Director                                               September 21, 1999
-----------------------------------------------
James E. Sutherland, Sr.


/s/ Michael E. Ricketson                     *        Executive Vice President and Chief Financial           September 21, 1999
-----------------------------------------------       Officer (Principal Financial and Accounting
Michael E. Ricketson                                  Officer)



*By: /s/ Darrell D. Pittard
     ------------------------------------------
     Darrell D. Pittard, as
     Attorney-In-Fact


 23.3        Consent of Mauldin & Jenkins, LLC (Premier)

 23.4        Consent of Porter Keadle Moore LLP (Premier)

 23.5        Consent of Porter Keadle Moore LLP (Premier)

 23.6        Consent of Mauldin & Jenkins, LLC (Premier)

 23.7        Consent of Mauldin & Jenkins, LLC (Premier)

 23.8        Consent of Bricker & Melton, P.A. (Premier)

 23.9        Consent of Mauldin & Jenkins, LLC (Bank Atlanta)

 23.10       Consent of The Carson Medlin Company

 24.1*       Power of Attorney.

 99.1        Proxy Card for Bank Atlanta

----------------
* Previously filed in connection with this registration statement.

     (b)  Financial Statement Schedules

     Schedules are omitted because they are not required or are not applicable, or the required information is shown in the financial statements or notes thereto.

Item 22.  Undertakings.

     (a)  The undersigned Registrant hereby undertakes:

          (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

                (A) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

          (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at the time shall be deemed to be the initial bona fide offering thereof.

          (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.